

April 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135 / 333-146827
        Form Type: 8-A12B
        Filing Date: April 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Innovator Equity Dual Directional 10 Buffer ETF – May and Innovator Equity Dual Directional 15 Buffer ETF -May under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services